Exhibit 99.4

Beneficiary's Details – Controlling Person - ESOP

Full Name of the legal entity which I am a Controlling Person1 in:

________________________________________________________________________________________

Dear Beneficiary,
As The "Controlling Person" of an entity, please fill out the information requested within the form.

Part 1 – Identification of Beneficiary (in case of Legal Entity, please fill Annex I)

Beneficiary Information:

Full Name of Beneficiary: (First and Last Name/Legal name of the corporation):________________________
____________________________________________________________

ID No. /Passport No. /Incorporation No.: _______________________________________________________

Date of Birth/Incorporation Date: _____________________________________________________________

Place of Birth/Incorporation place: Town: ______________________ Country: _________________________

Current Residence: Address: ________________________________________________________________
__
Town:______________________  country:____________________ Postal code/zip code: ________________

Mailing Address: (please only complete if different from above) ______________________________________

Email: __________________________________________________________________________________

Telephone #1: ____________________________ Telephone #2: ____________________________________

1 "controlling person":
(1) An individual with the ability to direct the actions of the corporation, whether alone or together with others or through them, whether directly or indirectly, including an ability arising from the articles of association of the corporation, by virtue of a contract in writing, verbally or otherwise, or an ability arising from any other source, except for the ability arising only from the fulfilling of the position of an office holder in the corporation:
(2) Without derogating from the generality of the above said in paragraph (1), an individual will be deemed to be of controlling interest in the corporation if such person holds 25% or more of any type of means of control, and no other person holds the means of control of that type at a rate which is greater than his/her holdings: for this purpose, ‘holdings’- including holding together with others as defined in the Securities Law;
(3) Without derogating from the generality of that stated in paragraphs (1) and- (2), in a corporation in which there is no individual as stated, the chairman of the board of directors in the company and a comparable office holder and the CEO, will be deemed to be as the controlling persons. If there are none of the above, the office holder who holds effective control in the corporation will be deemed the controlling person.

Please attach:

✔	A copy of your identification card or your passport or your incorporation certificate. * Israeli Citizen is requested to provide a copy of the identification card

✔	Please attach:W-9 / W-8BEN / W-8BEN-E / W-8IMY / W-8EXP / W-8ECI
        *such forms can be downloaded from www.irs.gov

Part 2 – Country/Jurisdiction of Residence for Tax Purposes and related Taxpayer Identification Number or equivalent number* (“TIN”)

Please complete the following table indicating (i) what is the Beneficiary tax residence and (ii) the Beneficiary's

TIN for each country/jurisdiction indicated.

* If a TIN is unavailable please provide the appropriate reason A, B or C where indicated below:

Reason A - The country/jurisdiction where the Beneficiary is resident does not issue TINs to its residents.
Reason B - The Beneficiary is otherwise unable to obtain a TIN or equivalent number
(Please explain why you are unable to obtain a TIN in the below table if you have selected this reason)
Reason C - No TIN is required. (Note. Only select this reason if the domestic law of the relevant jurisdiction does not require the collection of the TIN issued by such jurisdiction)

	Country/Jurisdiction of tax residence	TIN	If no TIN available enter Reason A, B or C
1
2
3

Please explain why you are unable to obtain a TIN if you selected Reason B above:

1
2
3

•	Please note, additional information may be needed in accordance with the Beneficiary's self-certification above.

•	For more information please consult your tax adviser or the information at the OECD automatic exchange of information portal www.oecd.org/tax/automatic-exchange

Part 3 – Type of Controlling Person
(Please only complete this section if you are tax resident in one or more Reportable Jurisdictions according to the CRS)

Please provide the Controlling Person’s Status by ticking the appropriate box.
a. Controlling Person of a legal person – control by ownership
b. Controlling Person of a legal person – control by other means
c. Controlling Person of a legal person – senior managing official
d. Controlling Person of a trust - settlor
e. Controlling Person of a trust – trustee
f. Controlling Person of a trust – protector
g. Controlling Person of a trust – beneficiary
h. Controlling Person of a trust – other
i. Controlling Person of a legal arrangement (non-trust) – settlor-equivalent
j. Controlling Person of a legal arrangement (non-trust) – trustee-equivalent
k. Controlling Person of a legal arrangement (non-trust) – protector-equivalent
l. Controlling Person of a legal arrangement (non-trust) – beneficiary-equivalent
m. Controlling Person of a legal arrangement (non-trust) – other-equivalent

Part 4 – Declarations and Signature

I understand that the information supplied by me is covered by the full provisions of the terms and conditions governing my relationship with ESOP Management & Trust Services Ltd. (“ESOP”).

I acknowledge that the information contained in this form may be provided to the tax authorities of the country/jurisdiction described in this form above and exchanged with tax authorities of another country/jurisdiction or countries/jurisdictions in which I may be tax resident pursuant to intergovernmental agreements to exchange financial account information.

I certify that I am the Beneficiary of all the account(s) to which this form relates to.

I declare that I am not holding Senior Public Position2 and I am not a Politically Exposed Person 3 and I will update you if the above will change in the future.

I declare that all statements made in this declaration are, to the best of my knowledge and belief, correct and complete.

I undertake to advise ESOP of any change in circumstances which affects the tax residency status of the individual identified in this form and to provide with an updated form.

Signature:                                             ________________________________________________

Print name:                                            ________________________________________________

Date:                                                      ________________________________________________

Note: If you are not the Beneficiary please indicate the capacity in which you are signing the form.  If signing under a power of attorney please also attach a certified copy of the power of attorney.

Capacity:                                                _________________________________________________

For additional info, please contact us at: esop-sp@esop.co.il
972-3-7536823                        Domestic calls: 1700-70-37-67

2 "Senior public position"- Including head of state, president, city mayor, judge, member of parliament, senior party member, member of the government, senior officer in the army or police, senior official in government companies, senior position in international organizations or anyone who performs such a role even if the title is different.
3 "Politically Exposed Person"- Holds a senior public position for the past five years, including a family member of such a person or a corporation under his control or a business partner of any of the above.

"foreign Politically Exposed Person"- Politically Exposed Person who is a foreign resident